Exhibit 99.3

Sachem Head Nominates Two Highly Qualified Candidates to Eagle Materials Board
Believes its Candidates – Wendy Lane and Scott Ferguson – Would Invigorate Strategic Review Process with Fresh Thinking and Analysis as Well as Strong Shareholder Alignment
Looks Forward to Engaging with Fellow Eagle Shareholders and Ultimately Unlocking True Value of Company’s Attractive Assets
NEW YORK – May 8, 2019 – Sachem Head Capital Management LP (“Sachem Head”), a beneficial owner of approximately 9% of the outstanding common stock of Eagle Materials Inc. (NYSE: EXP) (“Eagle” or the “Company”), today announced that it has nominated two highly qualified candidates – Wendy Lane and Scott Ferguson – for election to the Eagle Board of Directors at the Company’s 2019 Annual Meeting of Stockholders.
Sachem Head sent the following public letter to the Company’s shareholders in connection with its nominations:
Dear Fellow Eagle Shareholders:
Sachem Head has nominated two highly qualified directors – Wendy Lane and Scott Ferguson – for election to the Eagle Board of Directors (the “Board”).  We have also given notice that we intend propose a non-binding resolution at the 2019 Annual Meeting of Stockholders (the “Annual Meeting”) to declassify the Company’s Board.  Our proposals follow several weeks of engagement with the Eagle management team and its newly appointed Chairman, Mike Nicolais.
On April 4, 2019, following Sachem Head’s initial filing of a Schedule 13D on March 28, 2019, we presented Eagle’s management with a detailed analysis of potential opportunities available to the Company, which precipitated the Company’s April 18, 2019 announcement that it would conduct a strategic review.1  Since that announcement, Sachem Head has tried to work collaboratively with the Board to add relevant experience and shareholder alignment to assist in the review.  Unfortunately, thus far the Company has rejected Sachem Head’s request to add even a single new director to its Board.
As we have discussed with the Company, we believe that Eagle’s core cement and wallboard businesses are well‐run, valuable assets that are well positioned within their respective industries.  Eagle’s stock price, however, does not reflect the true value of these businesses.  While both of these assets have industry‐leading margins and generate significant cash flow, the diversion of the Company’s resources and cash flow to fund Eagle’s expansion into Oil & Gas Proppants has resulted in substantial underperformance in relation to peers.  Given the lack of synergies among Eagle’s assets, we believe that the public markets have applied a discount to the Company’s trading price.  In our view, this discount can be eliminated by separating these respective businesses into more focused entities.  Given their unique competitive positions, we believe that both the cement and wallboard

1 Press Release: Eagle Materials Announces Strategic Portfolio Review (April 18, 2019)

businesses may have a range of attractive strategic alternatives that could provide more value to shareholders than a simple separation of these assets.
While we are encouraged by the Company’s announcement of a strategic review, the fact remains that the Company, by its own admission, has undertaken similar reviews in the past and has never taken action to unlock value.  Without changes in the Company’s boardroom, there can be no assurances that this time will be different. We particularly note that this review has apparently been initiated in reaction to shareholder pressure (our 13D filing and the subsequent overwhelming support from other shareholders) as opposed to stemming from an initiative of management and the Board to independently pursue these alternatives.
We have not proposed a simple sale of the Company (which is a possible outcome) but instead a full strategic review which will require the Board to assess complex multivariate alternatives, and understand the financial, legal, and value nuances of each outcome.  We have done significant work on these topics, and our strong belief is that having a shareholder in the room with the analytical capacity and alignment to consider these alternatives would help ensure the optimal outcome.  Furthermore, conflicts of interest between various constituents often exist in these situations.  Shareholder representation can help mitigate these issues should they arise.
We believe the Company’s shareholders deserve new voices in the boardroom who are not burdened by yesterday’s decisions, and we are troubled by the Board’s reluctance to add even just one Sachem Head nominee to its ranks.  Given that our last request for a single representative is roughly proportional to our ownership of Eagle, and that one director would not control any specific outcome, it is unclear what the Board fears.
We believe that our nominees will bring sorely needed skills, fresh thinking and strong shareholder alignment to the Company’s boardroom.  We look forward to discussing our nominees and ideas further with our fellow shareholders soon.
Best regards,
Scott Ferguson
Sachem Head Capital Management LP

Biographies of Sachem Head Nominees:
Wendy E. Lane currently serves as a director of Willis Towers Watson Public Limited Company (where she serves on the Risk Committee and chairs the Compensation Committee) and as a director of Al Dabbagh Group, a private Saudi Arabian company (where she established and chairs the Audit and Risk Committee).  From 2015 through 2019, Ms. Lane served as a director of MSCI, Inc. (NYSE: MSCI), where she served on the Compensation Committee, and has previously served on the boards of six other public companies, including Laboratory Corporation of America (NYSE: LH), where she served on the Nominating and Corporate Governance Committee and chaired the

Audit and Compensation Committees, and UPM Kymmene Corporation (OTCMKTS: UPMKY), a Finnish public company, where she served on the Audit Committee.  In addition to her public company and international board experience, Ms. Lane has served as Chairman of Lane Holdings, Inc., an investment firm, since 1992. Prior to forming Lane Holdings, Inc., Ms. Lane was a Principal and Managing Director of Donaldson, Lufkin and Jenrette Securities Corporation, an investment banking firm, serving in these and other positions from 1981 to 1992. Prior to that, Ms. Lane was an investment banker at Goldman, Sachs & Co. Ms. Lane holds a B.A. from Wellesley College in Mathematics and French and an M.B.A. from Harvard Business School.
Scott D. Ferguson is the managing partner and portfolio manager of Sachem Head Capital Management, a value-oriented investment management firm based in New York. Prior to founding Sachem Head, he spent nine years at Pershing Square Capital Management, which he joined pre-launch as the firm’s first investment professional.  Prior to Pershing Square, Mr. Ferguson earned an M.B.A. from Harvard Business School in 2003 and was a vice president at American Industrial Partners, an operations focused private equity firm, from 1999 to 2001. Mr. Ferguson was also a business analyst at McKinsey & Company from 1996 to 1999.  Mr. Ferguson graduated from Stanford University with an A.B. in Public Policy in 1996. He currently serves on the board of directors of the Henry Street Settlement and is also a member of the Robin Hood Leadership Council. He previously served on the board of directors of Episcopal Charities of the Diocese of New York and is a former director of Autodesk, a leading design & engineering software company.

About Sachem Head Capital Management
Sachem Head is an investment manager founded in 2013 by Scott D. Ferguson. The firm employs a concentrated, value-oriented investment strategy and is primarily focused on equity investments in North America and Europe.

Media Contact:
Sloane & Company
Dan Zacchei / Joe Germani, 212-486-9500
Dzacchei@sloanepr.com / JGermani@sloanepr.com
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Sachem Head’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Sachem Head that the future plans, estimates or expectations contemplated will ever be achieved.

Certain statements and information included herein have been sourced from third parties. Sachem Head does not make any representations regarding the accuracy, completeness or timeliness of such third party statements or information. Except as may be expressly set forth herein, permission to cite such statements or information has neither been sought nor obtained from such third parties. Any such statements or information should not be viewed as an indication of support from such third parties for the views expressed herein.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Sachem Head LP and the other Participants (as defined below) intend to file a proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies for, among other matters, the election of its slate of director nominees at the 2019 annual stockholders meeting (the “2019 Annual Meeting”) of Eagle Materials Inc., a Delaware corporation (“Eagle Materials”).  Promptly after filing its definitive proxy statement with the SEC, Sachem Head LP will mail such definitive proxy statement and a WHITE proxy card to each stockholder entitled to vote at the 2019 Annual Meeting.

The participants in the proxy solicitation are Sachem Head Capital Management LP (“Sachem Head”), Uncas GP LLC (“SH Management”), Sachem Head GP LLC (“Sachem Head GP”), Sachem Head LP, Sachem Head Master LP (“SHM”), SH Old Quarry Master Ltd. (“Old Quarry Master” and together with Sachem Head LP and SHM, the “Sachem Head Funds”), Scott D. Ferguson and Wendy E. Lane (collectively, the “Participants”).

SACHEM HEAD LP STRONGLY ADVISES ALL STOCKHOLDERS OF EAGLE MATERIALS TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

As of the date hereof, (i) Sachem Head LP directly owns 1,650,000 shares of common stock, par value $0.01 per share, of Eagle Materials (the “Common Stock”), (ii) SHM directly owns 1,350,000 shares of Common Stock and (iii) Old Quarry Master directly owns 1,100,000 shares of Common Stock.

Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 4,100,000 shares of Common Stock (the “Sachem Head Shares”) and, therefore, Sachem Head may be deemed to be the beneficial owner of all of the Sachem Head Shares.  The Sachem Head Shares collectively represent approximately 8.9% of the outstanding shares of Common Stock based on 45,898,591 shares of Common Stock outstanding as of January 25, 2019 as reported in Eagle Material’s Quarterly Report on Form 10-Q filed on January 29, 2019.   As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Sachem Head Shares and, therefore, SH Management may be deemed to be the beneficial owner of all of the Sachem Head Shares.  As the general partner of Sachem Head LP and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 3,000,000 of the Sachem Head Shares and, therefore, Sachem Head GP may be deemed to be the beneficial owner of such Sachem Head Shares, representing approximately 6.5% of the outstanding shares of Common Stock based on 45,898,591 shares of Common Stock outstanding as of January 25, 2019 as reported in Eagle Material’s Quarterly Report on Form 10-Q filed on January 29, 2019.  By virtue of Mr. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Mr. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Sachem Head Shares and, therefore, Mr. Ferguson may be deemed to be the beneficial owner of all of the Sachem Head Shares.